United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

NOTICE TO DEBENTUREHOLDERS
388,559,056 Debentures

Companhia Vale do Rio Doce (CVRD) hereby gives notice that, after a number of conditions precedent had been met, CVRD has sold its assets with respect to the Fazenda Brasileiro gold mine, to Mineração Fazenda Brasileiro S.A. (a subsidiary of Yamana Desenvolvimento Natural S.A.), for the sum of R$ 62,992,600.00 (sixty-two million, nine hundred and ninety-two thousand, six hundred reais), under the terms of the contract signed on June 17, 2003 (Contract).

Amongst the assets in the Contract are 76 (seventy-six) mining rights which have been sold for the total sum of R$ 21,098,000.00 (twenty-one million, nine hundred and eight thousand reais), of which only 4 (four) mining licenses awarded to CVRD by the National Mineral Production Department are linked to the Indenture of the 6th Issue of CVRD Debentures (Indenture), under the heading The Mining Rights of the Fazenda Brasileiro Mine (Mining Rights).

Debentureholders shall be entitled to a premium of 1% (one percent) of the net proceeds from the sale of the Mining Rights, in accordance with the provisions of Clause III (2) (2.5) of the Indenture.

It should be noted that under the terms of the Contract, individual sums were not defined for each mining right, rather, an overall sum was defined for the mining rights. Therefore, CVRD shall use this overall sum when calculating the size of the premium due.

However, as the premium sum, calculated at R$ 210,980.00 (two hundred and ten thousand, nine hundred and eighty reais), is less than R$ 0.01 (one cent of one real) per debenture, the payment thereof will be postponed, and accumulated, until the next remuneration payment or future period at which the sum reaches the minimum amount above, in accordance with Clause III (j) (6) – Accumulation and Postponement in the Indenture.

It should also be noted that, in accordance with the aforementioned provision, the accumulated premium sum shall earn accrued interest at the Sistema Especial de Liquidação e de Custódia – SELIC base rate, with such interest being calculated on the established calculation dates up to the month prior to the actual payment, with interest of 1% being paid in the month in which the payment is made to the debentureholders.

Rio de Janeiro, August 15th, 2003.

Fábio de Oliveira Barbosa
Investor Relations and Finance
Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: August 18, 2003